MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of the Clear River Fund (the "FUND"), a series of The Advisors' Inner Circle Fund II, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of July 31, 2010, and for the period from January 29, 2010 (date of our last examination) through July 31, 2010.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2010, and for the period from January 29, 2010 (date of our last examination) through July 31, 2010 with respect to securities reflected in the investment accounts of the Fund.

The Advisors' Inner Circle Fund II -
Clear River Fund






Philip T. Masterson
-----------------------------------------------
President of The Advisors' Inner Circle Fund II






Michael Lawson
-------------------------------------------------
Treasurer, Controller and Chief Financial Officer of The Advisors' Inner Circle Fund II

[GRAPHIC OMITTED]


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



TO THE BOARD OF TRUSTEES OF THE ADVISORS' INNER CIRCLE FUND II

RE:      CLEAR RIVER FUND (THE "FUND")

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the above referenced Fund, a series of The Advisors' Inner Circle Fund II (the "TRUST"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 31, 2010. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2010, and for the period from January 29, 2010 (date of our last examination) through July 31, 2010:

     1. Confirmation of all securities held by The Depository Trust Company and Bank of New York Mellon in book entry form;
     2. Reconciliation of all such securities to the books and records of the Fund and the Custodian; and
     3. Agreement of 11 security purchases and 14 sales to supporting documentation.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal documentation on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2010 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of The Advisors' Inner Circle Fund II and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                [GRAPHIC OMITTED]
                                    BBD, LLP

PHILADELPHIA, PENNSYLVANIA
OCTOBER 14, 2010


 FUND NAME                                                              STATE                     REGISTRATION     FILE NUMBER

 The Advisors' Inner Circle Fund II
                                                                         CALIFORNIA                ANNUAL                  505 7356
                                                                         COLORADO                  ANNUAL            IC 1995 08 501
                                                                         GEORGIA                   ANNUAL              SC-MF-020269
                                                                         Guam                      ANNUAL                2008-7233
                                                                         ILLINOIS                  ANNUAL                60004987
                                                                         INDIANA                   ANNUAL               93-0548 IC
                                                                         MINNESOTA                 ANNUAL                R-36888.2
                                                                         Minnesota Exemption       ANNUAL
                                                                         NORTH CAROLINA            ANNUAL                  3326
                                                                         PENNSYLVANIA              ANNUAL             1993-02-003MF
                                                                         VIRGINIA                  ANNUAL                 117018
                                                                         VIRGIN ISLANDS            ANNUAL
                                                                         WYOMING                   OTHER                   18723
  Advisors' Inner Circle Fund II (FYE 7/31/)
                                                                         INDIANA                   ANNUAL               04-0688 IC

  Clear River Fund
                                                                         ALASKA                    ANNUAL                60062861
                                                                         ALABAMA                   ANNUAL                  39023
                                                                         ARKANSAS                  ANNUAL                60022369
                                                                         CONNECTICUT               ANNUAL                 1054177
                                                                         DELAWARE                  ANNUAL
                                                                         HAWAII                    ANNUAL
                                                                         IDAHO                     ANNUAL                  63826
                                                                         KANSAS                    ANNUAL              2009S0000902
                                                                         MISSOURI                  ANNUAL                R2009-229
                                                                         MONTANA                   ANNUAL                  65445
                                                                         NEVADA                    ANNUAL
                                                                         NEW YORK                  OTHER                 S32-42-00
                                                                         OREGON                    ANNUAL                2009-189
                                                                         RHODE ISLAND              ANNUAL
                                                                         SOUTH CAROLINA            ANNUAL                 MF17906
  The Advisors' Inner Circle Fund II - Clear River Fund Prospectus
                                                                         KENTUCKY                  ANNUAL                60018195
                                                                         LOUISIANA                 ANNUAL                 132308
                                                                         NEW JERSEY                ANNUAL                BEM-4358
                                                                         OHIO                      OTHER                   74452
                                                                         UTAH                      ANNUAL               007-1016-05
  Clear River Fund - Investor Shares
                                                                         ARIZONA                   ANNUAL                  53337
                                                                         DISTRICT OF COLUMB        ANNUAL                60035983
                                                                         IOWA                      ANNUAL                 I-71853
                                                                         MASSACHUSETTS             ANNUAL
                                                                         MARYLAND                  ANNUAL               SM20090263
                                                                         MAINE                     ANNUAL                10022222
                                                                         MICHIGAN                  ANNUAL                 956639
                                                                         MISSISSIPPI               ANNUAL                60050331
                                                                         NORTH DAKOTA              ANNUAL                  BD547
                                                                         NEBRASKA                  ANNUAL                  74978
                                                                         NEW HAMPSHIRE             ANNUAL              MF09-0025607
                                                                         NEW MEXICO                ANNUAL                  31620
                                                                         OKLAHOMA                  ANNUAL               SE-2191055
                                                                         PUERTO RICO               ANNUAL                 S-36982
                                                                         SOUTH DAKOTA              ANNUAL                  45457
                                                                         TENNESSEE                 ANNUAL                RM10-2796
                                                                         TEXAS                     GOOD UNTIL SOLD        C 89757
                                                                         VERMONT                   ANNUAL               02/02/09-11
                                                                         WASHINGTON                GOOD UNTIL SOLD       60050974
                                                                         WISCONSIN                 ANNUAL                551042-03





                                                                         WEST VIRGINIA             GOOD UNTIL SOLD       MF 65209
